Exhibit 99.1

Yingli Green Energy Receives Notice from NYSE of Falling Below Continued Listing Standards

BAODING, China, February 15, 2017 Yingli Green Energy Holding Company Limited (NYSE: YGE) ("Yingli Green Energy" or "the Company"), one of the world's leading solar panel manufacturers, today announced that, on February 9, 2017, the Company received notification from NYSE Regulation of being below the continued listing standards of the New York Stock Exchange (“NYSE”). The Company is considered below criteria established by the NYSE because the Company’s average market capitalization has been less than US$50 million over a consecutive 30 trading-day period and its last reported shareholders’ equity was less than US$50 million.

In accordance with NYSE procedures, the Company has 90 days from the receipt of the notice to submit a plan to the NYSE demonstrating how it intends to regain compliance with the NYSE’s continued listing standards within 18 months (the “plan period”). Yingli Green Energy intends to develop and submit such a business plan within the required time frame. The NYSE staff will then evaluate the plan to determine whether the Company has made a reasonable demonstration of an ability to come into conformity with the listing standard within 18 months.

In the event the NYSE accepts the plan, the Company will be subject to quarterly monitoring for compliance with the plan and the Company’s ADSs will continue to trade on the NYSE during the plan period, subject to the Company’s compliance with other NYSE continued listing requirements. In the event the NYSE does not accept the plan, the Company will be subject to suspension by the NYSE and delisting procedures. In the event the Company is delisted, the stock may continue to be traded in the Over-The-Counter (or OTC) market.

The Company's business operations, its U.S. Securities and Exchange Commission reporting requirements, credit agreements and all other contractual obligations, including sales and procurement contracts, are unaffected by the notice from NYSE.

About Yingli Green Energy

Yingli Green Energy Holding Company Limited (NYSE: YGE), known as "Yingli Solar," is one of the world's leading solar panel manufacturers. Yingli Green Energy's manufacturing covers the photovoltaic value chain from ingot casting and wafering through solar cell production and solar PV module assembly. Headquartered in Baoding, China, Yingli Green Energy has more than 30 regional subsidiaries and branch offices and has distributed more than 17GW solar panels to customers worldwide. For more information, please visit www.yinglisolar.com and join the conversation on Facebook, Twitter and Weibo.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy's control, which may cause Yingli Green Energy's actual results, performance or achievements to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to Yingli Green Energy’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE or other stock exchange, including its ability to cure the non-compliance with NYSE's continued listing criteria in a timely manner or at all. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy's filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:

Eric Pan
Investor Relations
Yingli Green Energy Holding Company Limited
Tel: +86 312 8929787
E-mail: ir@yingli.com